VIA EDGAR
December 28, 2005
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	Noven Pharmaceuticals, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 File No. 0-17254
Dear Mr. Rosenberg:
     We have received your letter dated December 14, 2005 regarding your review of Noven Pharmaceutical Inc.’s Form 10-K for Fiscal Year Ended December 31, 2004. We plan on responding to your letter by Friday, January 20, 2006. Included in Noven’s Form 10-K are the financial statements of our unconsolidated joint venture, Vivelle Ventures LLC, and some of your comments relate to that entity’s financial statements. We have forwarded the applicable questions to Novartis Pharmaceuticals Corporation, who is responsible for the accounting for the joint venture, and will incorporate their responses in our correspondence. Due to this extra level of review and that many of the necessary personnel required to respond to your letter are on vacation for the holidays, we will need longer than the 10 business days to adequately respond to your comments.
     If you have any questions or concerns regarding this timing, please do not hesitate to contact me at (305) 964-3308.
Very truly yours,
/s/ Diane M. Barrett
Diane M. Barrett
Vice President and Chief Financial Officer

Cc:	Mr. Kevin Woody, Branch Chief, U.S. Securities and Exchange Commission Novartis Pharmaceuticals Corporation